SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Corporation

Centrais Elétricas Brasileiras S/A ("Eletrobras") hereby informs the market and its shareholders that it received today, from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários –  "CVM") Official Letter No. 316/2016-CVM/SEP/GEA-1 requesting further clarification regarding some acts carried out under criminal suit No. 0510926-86.2015.4.02.5101 and Official Letter No. 317/2016-CVM/SEP/GEA-1 requesting, further clarification on news published today in the weblog "O Antagonista", under the headline: "Exclusive: organizational chart of atomic bribery", as reproduced below.

Regarding the Office Letters mentioned above, we would like to clarify the following:

1. It is public information that there is an ongoing criminal suit against Mr. Othon Luiz Pinheiro da Silva, one of our subsidiaries, Eletrobras Thermonuclear SA ("Eletronuclear"), former CEO, among other people, before the 7th Federal Criminal Court of the City of Rio de Janeiro. The main charges are corruption, money laundering and criminal association in connection with agreements relating to the construction of Angra 3 power plant.

2. It is also known that we, as victim of the crimes pointed by the federal prosecutors, requested to be part of the criminal suit as assistant prosecutor and, therefore, be able to present our closing arguments. In order to obtain a decision that will allow us to be indeminified by any damages arising from unlawful activities that were charged by the Public Prosecutor Office, we joined the Public Prosecutor Office on the charges against the defendants, considering the terms of their collaboration agreements authorized by the court (Section 4, item 11 of Law No. 12,850/13).

3. In addition to the Notice to the Market released this morning, we also would like to clarify that under the so-called Operação Pripyat ("Operation Pripyat"), the Brazilian Federal Police served warrants of arrest granted by the 7th Federal Court of the City of Rio de Janeiro against former managers and managers who were already ousted from Eletronuclear and against third parties.

4. The warrants of arrest were issued against Eletronuclear's former executive officers, Mr. Othon Pinheiro da Silva and Mr. Persio José Gomes Jardini and against Mr. Luiz Antonio Amorim Soares, Mr. Edno Negrini, Mr. Luiz Manuel Amaral Mesias and Mr. José Eduardo Brayner Costa Mattos, Eletronuclear's managers and employees. They were already ousted from Eletronuclear due to a previous decision of the Board of Directors.

5. The decision to oust the Board of Directors is described in the Formulário de Referência for the year of 2016, filed with the CVM on May 2016.

MARKET ANNOUNCEMENT

6. In the Operation Pripyat, the Brazilian Federal Police also served warrants for an ousted Eletronuclear's employee, third parties, Mr. Valter Luiz Cardeal, our Chief Generation Officer and Pedro Figueiredo, CEO of Eletronuclear at that time, who has been ousted from its position today by a court decision, to testify and provide some explanations.

7. According to information released by the Federal Prosecutor Office, Mr. Pedro Figueiredo was ousted to avoid his interference in the ongoing investigations

8. We will keep the market informed regarding the appointment of the Eletronuclear's new CEO.

9. Last, we inform that we will cooperate with the Federal Prosecutor's Office with the delivery of data and information concerning individuals investigated in the Operation Pripyat that may be required to us and to Eletronuclear.

Rio de Janeiro July 06, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

Free Translation of Office Letter No. 316/2016-CVM/SEP/GEA-1

"Subject: Reinforcement of Clarification Request

Official Letter No. 312/2016/CVM/SEP/GEA-1

Criminal Suit No. 0510926-86.2015.4.02.5101

Dear Officer,

We make reference to the Official Letter mentioned above, dated as of July 01, 2016, regarding the request for clarification to the market about the progress of the criminal suit brought by Federal Prosecutor's Office against Othon Luiz Pinheiro da Silva, among others, in which the final arguments are dated as of June 02, 2016, as well as in relation to the work performed by the internal and independent investigation commissions on this matter,  in particular concerning the possible ivolvement of Valter Luiz Cardeal de Souza, Chief Generation Officer.

We consider the response in the Notice to the Market filed with the Empresas.Net System on July 04, 2016 at 06:57 p.m. not sufficient, considering evidences of new facts that would justify their disclosure to the market and the lack of information about the progress of the investigations conducted by the internal investigation committees on this matter.

That being said, we reinforce the need for clarification on this matter.

This response should be delivered through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the Media, which should include a transcript of this Official Letter.

Please note that the Superintendence of Corporate Relations, by exercising its powers and according to Section 9, item II of Law No. 6,385/76 and CVM Instruction No. 452/07, will determine the application of a fine in the amount of R$1,000.00, without excluding other administrative sanctions that may be applied, if the requirement set forth herein are not complied within 1 (one) business day from the date of knowledge of this notice, which was sent exclusively by email, despite Section 6, sole paragraph, of CVM Instruction No. 358/02.

 Regards"

MARKET ANNOUNCEMENT

Free Translation of Office Letter No. 317/2016-CVM/SEP/GEA-1

"Subject: Request for clarification regarding news

Dear Officer,

1. We make reference to the news published today in the weblog "O Antagonista", under the headline: "Exclusive: organizational chart of atomic bribery", in which the following statements can be found:

Says the Public Prosecutor Office:

[…]

The current CEO of Eletronuclear, Pedro José Diniz Figueiredo, was ousted from his position due to evidences that he favored Othon Luiz and interfered in the course of internal investigations that were being undertaken by an independent investigation commission created by Eletrobras . "

2. We ask Eletrobras to clarify whether these news are true and, if so, we ask why it understood this, as well as other information deemed important on this matter that should have been exposed, not to be relevant facts.

3. This response should be delivered through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the Media, which should include a transcript of this Official Letter.

4. Please note that the Superintendence of Corporate Relations, by exercising its powers and according to Section 9, item II of Law No. 6,385/76 and CVM Instruction No. 452/07, will determine the application of a fine in the amount of R$1,000.00, without excluding other administrative sanctions that may be applied, if the requirement set forth herein are not complied within 1 (one) business day from the date of knowledge of this notice, which was sent exclusively by email, despite Section 6, sole paragraph, of CVM Instruction No. 358/02.

Regards"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.